Via Facsimile and U.S. Mail
Mail Stop 6010

November 6, 2008

Richard Jagodnik
Chief Executive Officer
Diagnostic Imaging International Corp.
21 Malta, Dollard des-Ormeaux
Quebec, Canada H9B2E6

Re: **Diagnostic Imaging International Corp**.
     Form 10-KSB for the Year Ended December 31, 2007
     File No. 333-136436

Dear Mr. Jagodnik:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton Tartar
Accounting Branch Chief